1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October      , 2004

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:__________)

FOR IMMEDIATE RELEASE
UNCONSOLIDATED BALANCE SHEET
UNCONSOLIDATED INCOME STATEMENT
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES

Siliconware Precision Industries Co., Ltd.

FOR IMMEDIATE RELEASE

Contact:
Jong Lin/ CFO
(886)4-2534-1525ext.1528
fin@spil.com.tw

Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”

Siliconware Precision Industries Reports 2.7% Revenues Growth and
EPS of NT$ 0.53 or EPADS of US $0.08 for 3Q 2004

Taichung, Taiwan, October 28, 2004 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 3Q 2004 was NT$ 8,946 million, representing 2.7% increase QoQ and 24.2% increase compared to the same period of year 2003.

SPIL reported a net income of NT$ 1,088 million in 3Q 2004, compared with a net income of NT$ 1,454 million in 2Q 2004 and a net income of NT$ 1,114 million in 3Q 2003.

SPIL reported its sales revenue for the nine-month period ended September 30, 2004 were NT$ 25,906 million, up 34.0% compared to the same period of 2003.

For the nine-month period ended September 30, 2004 net income was NT$ 3,946 million, compared with a net income of NT$ 1,458 million for the same period of 2003.

Unconsolidated 3Q 2004 Financial Results

➢      Net revenue was NT$ 8,946 million, of which NT$ 8,141 million was from assembly business and NT$ 805 million was from testing business.

➢      Cost of goods sold was NT$ 7,259 million, and gross profit was NT$ 1,687 million, representing a gross margin of 18.9%.

➢      Operating expenses were NT$ 518 million, including selling expenses of NT$ 145 million, administrative expenses of NT$ 174 million, and R & D expenses of NT$ 199 million. Operating profit was NT$ 1,169 million, representing an operating margin of 13.1% vs 13.6% in 2Q 2004.

➢      Net interest expense for this quarter was NT$ 35 million.

➢      Net income was NT$ 1,088 million, compared with a net income of NT$ 1,454 million in 2Q 2004.

➢      Earnings per ordinary share for this quarter was NT$ 0.53, or earnings per ADS of US$ 0.08. Total weighted average outstanding shares for 3Q 2004 were 2,051,607 thousand shares.

SPIL 3Q 04	1

Siliconware Precision Industries Co., Ltd.

Capital Expenditure

➢      Capital spending in 3Q 2004 totaled NT$ 2,162 million, in which NT$ 1,612 million were spent on assembly equipment, and NT$ 550 million were spent on testing equipment.

➢      The depreciation expenses in 3Q 2004 were NT$ 1,482 million, in which NT$ 961 million were from assembly business and NT$ 521 million were from testing business.

Assembly Operation

➢      BGA revenues accounted for 42% of total revenues, remaining flat from previous quarter; wafer bumping and FCBGA accounted 8%, up from 6% in previous quarter; QFP revenues accounted for 25%, down from 28% in previous quarter; and SO revenues accounted for 12%, up from 11% in previous quarter. Testing service generated 9% of total revenues in 3Q 2004.

➢      The average assembly utilization rate was 87% in 3Q 2004.

Testing Operation

➢      The average testing utilization rate was 82% in 3Q 2004.

SPIL 3Q 04	2

Siliconware Precision Industries Co., Ltd.

About SPIL

     Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

     The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2003 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2004.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and nine months ended September 30, 2004 reflect our gains or losses attributable to the third quarter and first nine months, respectively, of 2004 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the nine months, ended September 30, 2004, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 3Q 04	3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Sept 30, 2004 and 2003
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30, 2004			Sept 30, 2003		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	268,813	9,147,692	16	6,677,623	14	2,470,069	37
Short-term investments	57,349	1,951,598	3	—	—	1,951,598	—
Accounts receivable	171,345	5,830,865	10	4,752,735	10	1,078,130	23
Inventories	57,190	1,946,178	3	1,562,571	3	383,607	25
Other current assets	50,471	1,717,541	3	965,419	2	752,122	78

Total current assets	605,168	20,593,874	35	13,958,348	29	6,635,526	48

Long-term investments	261,827	8,909,975	15	8,794,073	19	115,902	1
Fixed assets	1,372,142	46,693,983	79	39,594,565	84	7,099,418	18
Less accumulated depreciation	(591,332)	(20,123,018)	-34	(17,029,661)	-36	(3,093,357)	18

Net fixed assets	780,810	26,570,965	45	22,564,904	48	4,006,061	18

Other assets	79,295	2,698,394	5	2,017,998	4	680,396	34

Total Assets	1,727,100	58,773,208	100	47,335,323	100	11,437,885	24

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Total current liabilities	239,139	8,137,907	14	13,254,421	28	(5,116,514)	-39
Bonds payable	362,053	12,320,654	21	800,000	2	11,520,654	1440
Long term loans	147,854	5,031,457	8	4,947,326	10	84,131	2
Other liabilities	32	1,083	—	22,238	—	(21,155)	-95

Total Liabilities	749,077	25,491,101	43	19,023,985	40	6,467,116	34

Stockholders’ Equity
Capital stock	618,593	21,050,731	36	18,851,737	40	2,198,994	12
Capital reserve	244,627	8,324,657	14	8,099,110	17	225,547	3
Legal reserve	22,065	750,886	1	467,014	1	283,872	61
Special reserve	—	—	—	302,780	1	(302,780)	-100
Retained earnings	117,094	3,984,718	7	1,537,487	3	2,447,231	159
Cumulated translation adjustment	(1,020)	(34,701)	—	(2,468)	—	(32,233)	1306
Treasury stock	(23,338)	(794,184)	-1	(944,322)	-2	150,138	-16

Total Equity	978,023	33,282,107	57	28,311,338	60	4,970,769	18

Total Liabilities & Shareholders’ Equity	1,727,100	58,773,208	100	47,335,323	100	11,437,885	24

Forex ( NT$ per US$ )		34.030		33.800

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30							Sequential Comparison
		3Q 2004			3Q 2003		YOY	3Q 2004	2Q 2004		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	262,876		8,945,679	100.0		7,200,276	24.2	8,945,679		8,712,406	2.7
Cost of Goods Sold	(213,300)		(7,258,596)	-81.1		(5,876,168)	23.5	(7,258,596)		(7,028,033)	3.3

Gross Profit	49,576		1,687,083	18.9		1,324,108	27.4	1,687,083		1,684,373	0.2

Operating Expenses
Selling Expenses	(4,272)		(145,377)	-1.6		(97,785)	48.7	(145,377)		(143,751)	1.1
Administrative Expenses	(5,114)		(174,044)	-1.9		(149,569)	16.4	(174,044)		(180,159)	-3.4
Research and Development Expenses	(5,850)		(199,062)	-2.2		(150,776)	32.0	(199,062)		(175,521)	13.4

	(15,236)		(518,483)	-5.8		(398,130)	30.2	(518,483)		(499,431)	3.8

Operating Income	34,340		1,168,600	13.1		925,978	26.2	1,168,600		1,184,942	-1.4

Non-operating Income	3,375		114,850	1.3		248,448	-53.8	114,850		187,658	-38.8
Non-operating Expenses	(7,563)		(257,372)	-2.9		(79,449)	223.9	(257,372)		(234,567)	9.7

Income before Income Tax	30,152		1,026,078	11.5		1,094,977	-6.3	1,026,078		1,138,033	-9.8
Income Tax Credit (Expenses)	1,824		62,076	0.7		19,139	224.3	62,076		315,664	-80.3

Net Income	31,976		1,088,154	12.2		1,114,116	-2.3	1,088,154		1,453,697	-25.1

Earnings Per Common Share
— Basic		NT$	0.53		NT$	0.55			NT$	0.71

— Diluted		NT$	0.43		NT$	0.43			NT$	0.57

Earnings Per ADS
— Basic		US$	0.08		US$	0.08			US$	0.10

— Diluted		US$	0.06		US$	0.06			US$	0.08

Weighted Average Number of Shares Outstanding (’k)			2,051,607			2,015,759				2,050,286

Forex ( NT$ per US$)			34.030			33.800				33.810

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Nine Months Ended Sept 30, 2004 and 2003
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2004 and 2003
	2004				2003		YOY
	USD	NTD		%	NTD		Change %
Net Sales	761,263		25,905,779	100.0		19,334,489	34.0
Cost of Goods Sold	(616,372)		(20,975,135)	-81.0		(16,546,898)	26.8

Gross Profit	144,891		4,930,644	19.0		2,787,591	76.9

Operating Expenses
Selling expenses	(12,469)		(424,319)	-1.6		(296,961)	42.9
Administrative expenses	(15,288)		(520,246)	-2.0		(461,270)	12.8
Research and development expenses	(15,828)		(538,627)	-2.1		(404,504)	33.2

	(43,585)		(1,483,192)	-5.7		(1,162,735)	27.6

Operating Income	101,306		3,447,452	13.3		1,624,856	112.2

Non-operating Income	20,838		709,116	2.7		510,763	38.8
Non-operating Expenses	(19,439)		(661,525)	-2.6		(768,681)	-13.9

Income Before Income Tax	102,705		3,495,043	13.5		1,366,938	155.7
Income Tax Credit (Expenses)	13,254		451,021	1.7		90,654	397.5

Net Income	115,958		3,946,064	15.2		1,457,592	170.7

Earnings Per Common Share
- Basic		NT$	1.92		NT$	0.72

- Diluted		NT$	1.74		NT$	0.61

Earnings Per ADS
- Basic		US$	0.28		US$	0.11

- Diluted		US$	0.26		US$	0.09

Weighted Average Number of Shares Outstanding (’k)			2,051,607			2,015,759

Forex ( NT$ per US$)			34.030			33.800

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 9 Months Ended on September 30, 2004 and 2003
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2004		9 months, 2003
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	115,958	3,946,064	1,457,592
Depreciation	121,448	4,132,879	3,619,354
Amortization	8,929	303,863	244,675
Long-term investment (gain) loss recognized by equity method	(7,145)	(243,130)	357,192
Gain on disposal of investment	(2,246)	(76,415)	(122,153)
Compensation interest payable on bonds payable	4,026	136,998	153,715
Foreign currency exchange gain (loss) on bonds payable	4,522	153,894	(209,803)
Change in working capital & others	(67,245)	(2,288,348)	285,106

Net cash flows provided from operating activities	178,249	6,065,805	5,785,678

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(222,574)	(7,574,206)	(2,516,814)
Payment for short-term investment	(94,005)	(3,199,000)	—
Payment for long-term investment	(8,688)	(295,653)	(373,539)
Proceeds from disposal of long-term investment	18,825	640,606	522,930
Payment for deferred charges/other changes	28,632	974,346	54,352

Net cash used in investing activities	(277,811)	(9,453,907)	(2,313,071)

Cash Flows from Financing Activities:
Repayment of short-term loan	—	—	(302,000)
Repayment (proceeds) of commercial paper	—	—	(502,559)
Repayment of long-term loan	(75,612)	(2,573,080)	(1,269,600)
Proceeds from bonds payable	195,298	6,646,000	—
Payment of bonds payable repurchase	(43,591)	(1,483,391)	—
Remuneration of directors and supervisors’ bonus	(1,679)	(57,153)	—
Proceeds from disposing treasury stock/other charges	(17,368)	(591,024)	413,235

Net cash provided from financing activities	57,048	1,941,352	(1,660,924)

Net increase (decrease) in cash and cash equivalents	(42,514)	(1,446,750)	1,811,683

Cash and cash equivalents at beginning of period	311,327	10,594,442	4,865,940

Cash and cash equivalents at end of period	268,813	9,147,692	6,677,623

Forex ( NT$ per US$ )		34.030	33.800

(1):	All figures are under ROC GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: October 28, 2004	By:	/S/ WEN CHUNG LIN
Wen Chung Lin
Vice President & Spokesman